

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 2, 2009

Mr. Eddie M. LeBlanc, III, Chief Financial Officer
Quest Energy Partners, L.P.
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

> **Re:** **Quest Energy Partners, L.P.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed July 29, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **Filed August 17, 2009 and August 18, 2009**
> **Response Letter Dated October 9, 2009**
> **File No. 1-33787**

Dear Mr. LeBlanc:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A#1 for the Fiscal Year Ended December 31, 2008

Engineering Comments

1.   Your response 4 to our September 22, 2009 letter proposes prospective compliance, noting that "The correct amount of purchased reserves is disclosed elsewhere in the Form 10-K/A". Amend the Form 10-K to remove and correct the incorrect amount. We note that the two amounts differ by a factor over 2 ½.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (2002) 551-3717, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director